Lehman & Eilen LLP

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Fax: 561-237-0803

June 8, 2007

VIA EDGAR AND

OVERNIGHT MAIL

United States Securities

   and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, D.C.  20549

Attention:  Pamela A. Long

     Assistant Director

Re:

International Power Group, Ltd.

Registration Statement on Form S-1

Filed April 30, 2007

File No. 333-142463

Dear Ms. Long:

Thank you for your May 15, 2007 letter regarding International Power Group, Ltd. (the “Company”).  Enclosed is Amendment No. 1 to the Company’s Form S-1, which has been marked to show changes from the prior submission.  The changes in the revised form reflect the staff’s comments to the previously submitted material.  Also, in order to assist you in your review, we hereby submit a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

General

1.        Update the financial statements to comply with the requirements of Article 3 of Regulation S-X.

Response: Complied with. We have updated the financial statements to comply with the requirements of Article 3 of Regulation S-X by adding the Company’s financial statements for its first quarter ended March 31, 2007 and a related management’s discussion and analysis and selected financial data.

Registration Statement’s Facing Page

2.         Include the zip code of International Power Group, Ltd or International Power as required by Form S-1.

United States Securities

   and Exchange Commission

June 8, 2007

Response: Complied with. We have included the zip code of International Power Group, LTD on the registration statement facing page as required by Form S-1.

Forward-Looking Statements, page 14

3.         Since International Power is a penny stock issuer, International Power is ineligible to rely on the same harbor provision for forward-looking statements.  See section 27A(b)(1)(C) of the Securities Act and section 21E(b)(1)(C) of the Exchange Act.  Delete the phrase “within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.”  Alternatively, state explicitly that International Power is ineligible to rely on the safe harbor provision for forward-looking statements because it is a penny stock issuer.

Response: Complied with. We have deleted the forward-looking statements discussion.

Executive Compensation, page 27

4.         Although International Power has been filing Exchange Act reports as a small business issuer, International Power has elected to file the registration statement on Form S-1.  Thus, International Power must comply with the disclosure requirements of Item 402 of Regulation S-K.  For guidance on the new disclosure requirements of Item 404 of Regulation S-K, you may wish to refer to Release No. 33-8732A and our telephone interpretations that are available on the Commission’s website at hhtp://www.sec.gov.

Response: Complied with. We have revised the disclosure in the registration statement to comply with Items 402, 404 and 407 of Regulation S-K. More specifically, we have:  (i) revised the executive compensation disclosure in accordance with Item 402 to add a Compensation Discussion and Analysis, revised the Summary Compensation Table to add a third year and an additional Named Executive Officer (“NEO”), added the Grants of Plan-Based Awards table, revised the Outstanding Equity Awards at Fiscal Year-End table to add an additional NEO and added the Option Exercises and Stock Vested table; (ii) added Corporate Governance disclosure in accordance with Item 407; and (iii) revised the Related Party Transactions disclosure in accordance with Item 404.

Selling Stockholders, page 31

5.         For selling stockholders such as Amanda Partners, L.P., Valentine Corporation, and The Valentine Family Trust that are legal entities, disclose the natural person or persons who exercise voting and investment control of the securities being offered by the beneficial owners.

United States Securities

   and Exchange Commission

June 8, 2007

Response: Complied with. For selling stockholders that are legal entities, including Armada Partners, L.P., Trust Philip & Lola Pomeranc TTEES U/A 2/4/94, Valentine Corporation and the Valentine Family Trust, we have disclosed the natural person or persons who exercise voting and investment control of the securities being offered by the beneficial owners.

6.         Confirm that none of the selling stockholders is a broker-dealer or a broker-dealer’s affiliate.

Response: We confirm that none of the selling stockholders is a broker-dealer or a broker-dealers’ affiliate.

7.         As applicable, describe briefly any continuing relationship of International power with a selling stockholder.

Response: Complied with. We have disclosed that Armada Partners, L.P. and/or Mr. Armando Ruiz, the principal of its investment advisor, may continue to introduce the Company to financial institutions which could potentially provide analyst coverage and/or to persons or entities that may be able to assist the Company with project financing of the Company’s planned construction of WTE plants and the financing of the Company’s planned AddPower business. We confirm that no other selling stockholder has a continuing relationship with the Company other than as a shareholder.

8.         As applicable, expand the disclosure to include all compensation fees paid or payable to selling stockholders.  For example, we note the disclosure under recent sales of unregistered securities that International Power granted Armada Partners, L.P. 10 million shares of its common stock in December 2006 in exchange for services provided by that investment fund or the principal of its investment advisor for services provided to International Power.

Response: Complied with. We have expanded the disclosure to include all compensation fees paid or payable to the selling stockholders, as applicable, including Armada Partners, L.P. and Mr. Guggenheim.

9.         For shares being sold that are issuable upon the exercise of a warrant, expand the footnote disclosure to include the warrant’s exercise price and the warrant’s term.

Response: Complied with. For shares being sold that are issuable upon the exercise of a warrant, we have expanded the footnote disclosure to include the warrant’s exercise price and the warrant’s term.

10.        Consider adding disclosure that the term selling stockholders includes them and their transferees, pledges, donees, or their successors.

United States Securities

   and Exchange Commission

June 8, 2007

Response: Complied with. We have added disclosure on the cover page of the prospectus that the term selling stockholders includes the selling stockholders and their transferees, pledgees, donees, or other successors in interest.

11.        State that International Power will file a prospectus supplement to name successors to any named selling stockholders who are able to use this prospectus to resell the securities.

Response: Complied with. We have disclosed on the cover page of the prospectus that the Company will file a prospectus supplement to name successors in interest to any named selling stockholders who are able to use this prospectus to resell the securities.

Legal Matters, page 36

12.        Include counsel’s address as required by paragraph 27 of Schedule A to the Securities Act.

Response: Complied with. We have included counsel’s address as required by paragraph 27 of Schedule A to the Securities Act.

Undertakings, page 57

13.        Include the Rule 430C undertaking required by Item 512(g)(2) of Regulation S-B.

Response: Complied with. We have included the Rule 430C undertaking required by Item 512 (a)(5)(B)(ii) of Regulation S-K.

Sincerely,

/s/ Hank Gracin

Hank Gracin

HG:pc

Enclosures

cc:  International Power Group, Ltd.